Exhibit 99.1

One Ameren Plaza
1901 Chouteau Avenue
St. Louis, MO 63103
 NEWS RELEASE

Contacts:

Analysts	Missouri Media	Illinois Media	Investors
Bruce Steinke	Tim Fox	Shelley Epstein	Investor Services
(314) 554-2574	(314) 554-3120	(309) 677-5489	(800) 255-2237
bsteinke@ameren.com	tfox@ameren.com	sepstein@ameren.com	invest@ameren.com

 FOR IMMEDIATE RELEASE

AMEREN ANNOUNCES FIRST QUARTER 2007 EARNINGS
Reaffirms 2007 Earnings Guidance

ST. LOUIS, MO., May 10, 2007—Ameren Corporation (NYSE: AEE) today announced first quarter 2007 net income of $123 million, or 59 cents per share, compared to first quarter 2006 net income of $70 million, or 34 cents per share.

Ameren’s Missouri regulated business segment, which includes AmerenUE’s electric and gas utility operations, contributed $23 million to Ameren’s net income in the first quarter of 2007, or $12 million less than the year-ago period. The Illinois regulated business segment, which includes the electric and gas distribution utility businesses of AmerenCIPS, AmerenCILCO and AmerenIP, contributed $29 million to Ameren’s net income in the first quarter of 2007, compared to $9 million in the year-ago period. The company’s non-rate-regulated electric generation segment contributed $70 million to Ameren’s net income in the first quarter of 2007, or $43 million more than the year-ago period.

“Our financial results in the first quarter of this year, excluding storm costs, were consistent with the expectations embedded in our full year 2007 earnings guidance,” said Gary L. Rainwater, chairman, president and chief executive officer of Ameren Corporation. “More noteworthy is our continued focus on developing a constructive solution for our customers in Illinois to help them adjust to higher electric rates resulting from the end of a decade-long rate freeze and expiration of power supply contracts. Such a solution would be far superior to legislation proposed in the Illinois General Assembly this year to roll back rates to 2006 levels, freeze rates and provide refunds that, if enacted, would render the Ameren Illinois utilities financially insolvent and bankrupt unless the courts promptly intervened. Among other things, a rate rollback would mean that reliability would suffer and our customers would face even higher electric bills in the long run, as was the case in California a few years ago. Notably, if rate rollback legislation had been in place on Jan. 1, 2007, the Ameren Illinois utilities would have collected approximately $100 million less in revenues in the first quarter of 2007. This shortfall would likely increase over time as commercial and industrial
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customers that chose alternative energy suppliers return to the utility to take advantage of below-market electric rates.”

Ameren’s earnings in the first quarter of 2007 were reduced by $19 million (after taxes), or 9 cents per share, as a result of the cost of restoration efforts associated with severe January ice storms. Storm-related costs in the first quarter of 2006 reduced net income by an estimated $6 million (after taxes), or 3 cents per share. Ameren’s net income in the first quarter of 2007 benefited from the reversal of a $10 million charge (after taxes), or 5 cents per share, originally recorded in 2006 related to funding commitments for low-income energy assistance and energy efficiency programs. These commitments were terminated in the first quarter of 2007 as a result of credit rating downgrades resulting from Illinois legislative actions in the first quarter of 2007.

Ameren’s earnings in the first quarter of 2007 were favorably affected by higher electric margins in its non-rate-regulated electric generation business segment due to the replacement of below-market power sales contracts that expired in 2006. Those contracts were replaced with higher-priced contracts in 2007. Electric and gas margins in Ameren’s Missouri and Illinois rate-regulated business segments benefited from greater heating demand caused by colder winter weather. In fact, heating degree days were up 13 percent in the first quarter of 2007 over the same period in 2006. Ameren’s first quarter 2007 earnings also benefited from new rate tariffs for the delivery of electricity. However, these positive results were reduced by increases in fuel and related transportation costs, labor and benefit costs, bad debt expenses, higher depreciation expenses, greater dilution and rising financing costs. In addition, costs related to participation in the Midwest Independent Transmission System Operator (MISO) market were higher in the first quarter of 2007 over the same period in 2006 because of a March 2007 Federal Energy Regulatory Commission order that reallocated costs among market participants, retroactive to 2005.

Missouri Regulated Operations

First quarter 2007 earnings for the Missouri regulated business segment were down as compared to the same period in 2006, primarily because of the $17 million (after taxes) of costs for restoring power to customers following severe January 2007 ice storms. Net earnings in the first quarter of 2007 were also reduced by higher MISO, fuel, labor and plant maintenance costs. In addition, depreciation and financing costs increased as a result of continued investments in the segment’s power generation and delivery systems. These decreases were offset, in part, by increased electric margins principally resulting from the termination of the joint dispatch agreement on December 31, 2006.

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During the second quarter of 2007, Missouri regulated earnings will be affected by a refueling and maintenance outage at AmerenUE’s Callaway nuclear plant that began on April 1 and was successfully completed today.

Illinois Regulated Operations

The increase in earnings for the Illinois regulated business segment for the first quarter of 2007 over the same period in 2006 was due, in part, to the reversal of a $10 million charge (after taxes) related to funding commitments for low-income energy assistance and energy efficiency programs. This funding commitment was terminated as a result of credit rating downgrades due to Illinois legislative actions in the first quarter of 2007. Ameren’s Illinois regulated business segment first quarter earnings also rose due to colder weather, compared to the prior year period, and new delivery service tariffs. Net earnings improvements in the first quarter of 2007 were reduced by the reallocation of MISO costs (discussed above), and higher labor costs and bad debt expenses. Depreciation and financing costs also increased as a result of continued investments in the energy delivery system and greater borrowing costs resulting from credit rating downgrades.

For the full year 2007, Illinois regulated segment earnings are expected to be comparable to 2006 (excluding any earnings impact from commitments made to avoid rate rollback and generation tax legislation, or the enactment of such legislation). Earnings are expected to be well below the Illinois Commerce Commission (ICC)-allowed 10 percent return on equity because the ICC disallowed recovery of certain costs in the most recent delivery service rate increase requests. These requests were also based on 2004 expense levels.

Non-Rate-Regulated Generation Operations

The replacement of below-market power sales contracts, which expired in 2006, with higher-priced contracts in 2007, lower MISO costs as a result of the reallocation discussed above and improved power plant output resulted in increased quarter-over-quarter earnings for Ameren’s non-rate-regulated generation business segment. These benefits were offset, in part, by the termination of the joint dispatch agreement discussed earlier, which reduced non-rate-regulated generation margins.

Ameren also announced today that it is reaffirming its 2007 non-GAAP earnings guidance, which excludes the earnings impact of the severe January 2007 storms of 9 cents per share and any earnings impact that may result from commitments made to avoid rate rollback and generation tax legislation, or the enactment of such legislation. The company continues to expect non-GAAP 2007 earnings to range between $3.15 and $3.60 per share. Ameren’s consolidated and segment guidance for 2007 assumes normal weather and is subject to, among other things, regulatory and

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legislative decisions, plant operations, energy market and economic conditions, severe storms, unusual or otherwise unexpected gains or losses and other risks and uncertainties outlined in Ameren’s Forward-looking Statements. Segment earnings contribution guidance reflects single point estimates, but a range of outcomes could occur around each segment’s earnings.

Ameren will conduct a conference call for financial analysts at 9:00 a.m. (Central Time) on Friday, May 11, to discuss first quarter 2007 earnings and other matters. Investors, the news media and the public may listen to a live Internet broadcast of the call at www.ameren.com by clicking on "Q1 2007 Ameren Corporation Earnings Conference Call," then the appropriate audio link. A slide presentation will also be available on Ameren’s Web site reconciling earnings per share for first quarter of 2007 to the first quarter of 2006, and reconciling 2007 non-GAAP earnings per share guidance to 2006 earnings per share on a comparable share basis. This presentation will be posted in the “Investors” section of the Web site under “Presentations.” The analyst call will also be available for replay on the Internet for one year. Telephone playback of the conference call will also be available beginning at 11:00 a.m. (Central Time), from May 11 through May 18, by dialing, U.S. (800) 405-2236; international (303) 590-3000 and entering the number: 11089184#.

With assets of over $19 billion, Ameren serves approximately 2.4 million electric customers and almost one million natural gas customers in a 64,000 square mile area of Missouri and Illinois. Ameren owns a diverse mix of electric generating plants strategically located in its Midwest market with a generating capacity of more than 16,200 megawatts.

Regulation G Statement

Ameren has presented certain information in this release on a diluted cents per share basis. These diluted per share amounts reflect certain factors that directly impact Ameren’s total earnings per share. 2007 and 2006 non-GAAP earnings per share excludes the impact of severe storms and 2007 non-GAAP earnings per share guidance excludes any earnings impact that may result from commitments made to avoid rate rollback and generation tax legislation, or the enactment of such legislation. Ameren believes this information is useful because it enables readers to better understand the impact of these factors on Ameren’s results of operations and earnings per share.

Forward-looking Statements

Statements in this release not based on historical facts are considered “forward-looking” and, accordingly, involve risks and uncertainties that could cause actual results to differ materially from those discussed. Although such forward-looking statements have been made in good faith and are based on reasonable assumptions, there is no assurance that the expected results will be achieved. These statements include (without limitation) statements as to future expectations, beliefs, plans, strategies, objectives, events, conditions, and financial performance. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are providing this cautionary statement to identify important factors that could cause actual results to differ materially from those anticipated. The following factors, in addition to those discussed elsewhere in this release and in our filings with the Securities and Exchange Commission, could cause actual results to differ materially from management expectations as suggested by such forward-looking statements:

•
regulatory or legislative actions, including changes in regulatory policies and ratemaking determinations, such as in AmerenUE’s pending electric rate case and the outcome of AmerenCIPS, AmerenCILCO and AmerenIP rate rehearing proceedings, or the enactment of legislation freezing electric rates at 2006 levels or similar actions that impair the full and timely recovery of costs in Illinois;

•
the contribution by the Ameren Illinois utilities, Ameren Energy Generating Company or Ameren Energy Resources Generating Company to an electric rate increase phase-in plan, customer credits or energy efficiency and assistance programs to avoid rate freeze, generation tax or similar legislation;

•	the impact of the termination of the joint dispatch agreement;
•	changes in laws and other governmental actions, including monetary and fiscal policies;
•
the effects of increased competition in the future due to, among other things, deregulation of certain aspects of our business at both the state and federal levels, and the implementation of deregulation, such as occurred when the electric rate freeze and power supply contracts expired in Illinois at the end of 2006;

•	the effects of participation in the Midwest Independent Transmission System Operator;
•
the availability of fuel such as coal, natural gas, and enriched uranium used to produce electricity; the availability of purchased power and natural gas for distribution; and the level and volatility of future market prices for such commodities, including the ability to recover the costs for such commodities;

•	the effectiveness of our risk management strategies and the use of financial and derivative instruments;
•	prices for power in the Midwest;
•	business and economic conditions, including their impact on interest rates;
•	disruptions of the capital markets or other events that make access to necessary capital more difficult or costly;
•	the impact of the adoption of new accounting standards and the application of appropriate technical accounting rules and guidance;
•	actions of credit rating agencies and the effects of such actions;
•	weather conditions and other natural phenomena;
•	the impact of system outages caused by severe weather conditions or other events;
•	generation plant construction, installation and performance, including costs associated with AmerenUE’s Taum Sauk pumped-storage hydroelectric plant incident and the plant’s future operation;
•	recoverability through insurance of costs associated with AmerenUE’s Taum Sauk pumped-storage hydroelectric plant incident;
•	operation of AmerenUE’s nuclear power facility, including planned and unplanned outages, and decommissioning costs;
•	the effects of strategic initiatives, including acquisitions and divestitures;
•
the impact of current environmental regulations on utilities and power generating companies and the expectation that more stringent requirements, including those related to greenhouse gases, will be introduced over time, which could have a negative financial effect;

•	labor disputes, future wage and employee benefits costs, including changes in returns on benefit plan assets;
•	the inability of our counterparties and affiliates to meet their obligations with respect to contracts and financial instruments;
•	the cost and availability of transmission capacity for the energy generated or required to satisfy energy sales;
•	legal and administrative proceedings; and
•	acts of sabotage, war, terrorism or intentionally disruptive acts.

Given these uncertainties, undue reliance should not be placed on these forward-looking statements. Except to the extent required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information, future events, or otherwise.
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AMEREN CORPORATION (AEE)
CONSOLIDATED OPERATING STATISTICS

	Three Months Ended
	March 31,
	2007	2006

Electric Sales - KWH (in millions):
Missouri Regulated
Residential	3,524	3,236
Commercial	3,388	3,226
Industrial	2,316	2,283
Other	184	174
Native	9,412	8,919
Interchange sales	2,748	3,559
Subtotal	12,160	12,478

Illinois Regulated
Residential
Generation and delivery service	2,802	2,894
Commercial
Generation and delivery service	1,974	2,652
Delivery service only	1,072	66
Industrial
Generation and delivery service	842	2,295
Delivery service only	2,604	914
Other	148	157
Subtotal	9,442	8,978

Non-rate-regulated Generation
Non-affiliate sales	6,119	5,613
Affiliate sales	1,826	5,080
Subtotal	7,945	10,693

Eliminate affiliate sales	(1,806)	(7,129)
Eliminate Illinois Regulated/Non-rate-regulated Generation common customers	(1,556)	(743)

Ameren Total	26,185	24,277

Electric Revenues (in millions):
Missouri Regulated
Residential	$191	$181
Commercial	157	151
Industrial	79	76
Other	24	20
Native	451	428
Non-affiliate interchange sales	122	66
Affiliate interchange sales	-	72
Subtotal	573	566

Illinois Regulated
Residential
Generation and delivery service	289	189
Commercial
Generation and delivery service	184	168
Delivery service only	8	1
Industrial
Generation and delivery service	51	97
Delivery service only	2	1
Other	48	28
Subtotal	582	484

Non-rate-regulated Generation
Non-affiliate energy sales	318	239
Affiliate native energy sales	124	160
Affiliate other sales	9	31
Subtotal	451	430

Eliminate affiliate sales	(148)	(269)
Ameren Total	$1,458	$1,211

AMEREN CORPORATION (AEE)
CONSOLIDATED OPERATING STATISTICS

	Three Months Ended
	March 31,
	2007	2006

Electric Generation - KWH (in millions):
Missouri Regulated	12.3	12.7
Non-rate-regulated
Genco	4.2	3.6
AERG	1.5	1.7
EEI	2.0	2.0
Subtotal	7.7	7.3
Ameren Total	20.0	20.0

Fuel Cost per KWH (cents)
Missouri Regulated	1.078	0.972
Non-rate-regulated	1.713	1.511

Gas Sales - Dth (in thousands)
Missouri Regulated	5,729	4,873
Illinois Regulated	44,809	40,447

Net Income by Segment (in millions):
Missouri Regulated	$23	$35
Illinois Regulated	29	9
Non-rate-regulated Generation	70	27
Other	1	(1)
Ameren Total	$123	$70

	March 31,	December 31,
	2007	2006
Common Stock:
Shares outstanding (in millions)	207.0	206.6
Book value per share	$31.68	$31.87

Capitalization Ratios:
Common equity	50.0%	50.6%
Preferred stock	1.5%	1.5%
Debt, net of cash	48.5%	47.9%

AMEREN CORPORATION (AEE)
CONSOLIDATED STATEMENT OF INCOME
(Unaudited, in millions, except per share amounts)

	Three Months Ended
	March 31,
	2007	2006

Operating Revenues:
Electric	$1,458	$1,211
Gas	561	589
Total operating revenues	2,019	1,800

Operating Expenses:
Fuel	263	252
Purchased power	373	273
Gas purchased for resale	421	453
Other operations and maintenance	396	352
Depreciation and amortization	176	161
Taxes other than income taxes	102	113
Total operating expenses	1,731	1,604
Operating Income	288	196

Other Income and Expenses:
Miscellaneous income	16	4
Total other income	16	4

Interest Charges	100	76

Income Before Income Taxes, Minority Interest and Preferred Dividends of
Subsidiaries	204	124

Income Taxes	71	44

Income Before Minority Interest and Preferred Dividends of Subsidiaries	133	80

Minority Interest and Preferred Dividends of Subsidiaries	10	10

Net Income	$123	$70

Earnings per Common Share - Basic and Diluted	$0.59	$0.34

Average Common Shares Outstanding	206.6	204.8

AMEREN CORPORATION (AEE)
CONSOLIDATED BALANCE SHEET
(Unaudited, in millions)

	March 31,	December 31,
	2007	2006

ASSETS
Current Assets:
Cash and cash equivalents	$161	$137
Accounts receivable - trade	687	418
Unbilled revenue	216	309
Miscellaneous accounts and notes receivable	177	160
Materials and supplies, at average cost	489	647
Other current assets	130	203
Total current assets	1,860	1,874
Property and Plant, Net	14,353	14,286
Investments and Other Assets:
Investments in leveraged leases	13	13
Nuclear decommissioning trust fund	288	285
Goodwill	831	831
Intangible Assets	210	217
Other assets	650	641
Regulatory assets	1,421	1,431
Total investments and other assets	3,413	3,418

TOTAL ASSETS	$19,626	$19,578

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt	$303	$456
Short-term debt	953	612
Accounts and wages payable	454	671
Taxes accrued	137	58
Other current liabilities	402	405
Total current liabilities	2,249	2,202
Long-term Debt, Net	5,260	5,285
Preferred Stock of Subsidiary Subject to Mandatory Redemption	18	18
Deferred Credits and Other Liabilities:
Accumulated deferred income taxes, net	2,000	2,144
Accumulated deferred investment tax credits	116	118
Regulatory liabilities	1,185	1,234
Asset retirement obligations	557	549
Accrued pension and other postretirement benefits	1,086	1,065
Other deferred credits and liabilities	385	169
Total deferred credits and other liabilities	5,329	5,279
Preferred Stock of Subsidiaries Not Subject to Mandatory Redemption	195	195
Minority Interest in Consolidated Subsidiaries	18	16
Stockholders' Equity:
Common stock	2	2
Other paid-in capital, principally premium on common stock	4,521	4,495
Retained earnings	2,011	2,024
Accumulated other comprehensive loss	23	62
Total stockholders' equity	6,557	6,583

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$19,626	$19,578

AMEREN CORPORATION (AEE)
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited, in millions)
	Three Months Ended
	March 31,
	2007	2006
Cash Flows From Operating Activities:
Net income	$123	$70
Adjustments to reconcile net income to net cash provided by operating activities:
Gains on sales of emission allowances	(4)	(4)
Depreciation and amortization	182	169
Amortization of nuclear fuel	9	9
Amortization of debt issuance costs and premium/discounts	5	4
Deferred income taxes and investment tax credits, net	(12)	8
Minority interest	7	7
Other	6	7
Changes in assets and liabilities:
Receivables, net	(193)	104
Materials and supplies	158	151
Accounts and wages payable	(81)	(282)
Taxes accrued	77	(1)
Assets, other	24	44
Liabilities, other	36	40
Pension and other postretirement obligations, net	21	47
Net cash provided by operating activities	358	373

Cash Flows From Investing Activities:
Capital expenditures	(357)	(220)
CT acquisitions	-	(292)
Nuclear fuel expenditures	(23)	(24)
Purchases of securities - Nuclear Decommissioning Trust Fund	(47)	(30)
Sales of securities - Nuclear Decommissioning Trust Fund	43	27
Purchases of emission allowances	(5)	(38)
Sales of emission allowances	2	4
Other	1	-
Net cash used in investing activities	(386)	(573)

Cash Flows From Financing Activities:
Dividends on common stock	(131)	(130)
Short-term debt, net	341	274
Dividends paid to minority interest	(5)	(7)
Redemptions, repurchases and maturities of long-term debt	(174)	(31)
Issuances of common stock	21	27
Net cash provided by financing activities	52	133

Net Change In Cash and Cash Equivalents	24	(67)
Cash and Cash Equivalents at Beginning of Year	137	96

Cash and Cash Equivalents at End of Period	$161	$29